Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

Marketplace Radio interview, February 26, 2020, Intuit wants Credit Karma – along with all the data. This interview and the transcript for the interview were made available at https://www.marketplace.org/shows/marketplace-tech/intuit-wants-credit-karma-along-with-all-the-data/ and is reproduced below.

Everyone wants a piece of your financial life. Apple, Amazon, Google and even Uber are getting into financial services. Neobanks offer all-digital checking accounts, and now Intuit, parent company of TurboTax, QuickBooks and Mint, wants to buy Credit Karma for $7 billion.

Credit Karma offers free credit scores, tax prep and helps people shop for credit cards and loans. Intuit says it wants to help everyone build a personal financial assistant, which would use your data to connect you to even more credit cards and loans. I spoke with Intuit CEO Sasan Goodarzi about all of this. The following is an edited transcript of our conversation.

Sasan Goodarzi: Our vision is very much — and it’s of course shared with Credit Karma — to put the power of choice in the consumer’s pocket. We truly want them to be able to carry around a financial assistant that, at any point in time, they can connect to a product that’s right for them and all the choices are in front of them. Part of the challenge is, if you’re picking a credit card, you don’t know if it actually is the one that’s right for you with the best rate. If you’re picking the auto loan, you’re more negotiating the fee or the monthly payment of the car versus you getting the best rate. This is about putting choice truly in the pocket of the customer and letting them know what’s right for them and improving their financial life. That’s really the vision that both Credit Karma and Intuit have, and together we believe we can accelerate it by 10 years.

Molly Wood: Let’s pivot to data. How valuable is that? One thing you’re getting with this acquisition is, of course, a lot of personal data that Credit Karma has been known for not selling. How valuable is that data, and do you expect to monetize it in the future?

Goodarzi: Let me start with our data stewardship principles: It’s the customers’ data, not ours. We will never sell the data, and the data will never be used without the customer’s consent. When they consent, it will only be used for their benefit. As we look ahead, doubling down on those principles collectively is important. It’s really pulling together the data for the customer, so it’s in their hands.

Wood: Just as a practical matter, can consumers say, “I may have opted into sharing my data with Credit Karma, but not with Intuit, and I would like to withdraw”?

Goodarzi: Yes, absolutely.

Wood: It’s a pretty big purchase, and we’re seeing a lot of other consolidation, and the rest of the tech industry is having questions asked about consolidation and antitrust. Are there any concerns?

Goodarzi: Yes. We’re going to be working very closely with regulators to provide all the data that they need. Thanks to the market structure, we’re actually quite confident in the outcome, because at the end of the day, a regulators’ job is a very important one — to ensure that whatever is being done is good for the end customer and the end consumer. In this case, this is going to fundamentally propel the choices for customers to help improve their financial health. We feel really good about the impact this is going to have for the end customer.

Wood: How does consumer financial literacy play into all of this? Do consumers have, right now, the financial literacy to play at this high level, or is it part of your goal to increase that as well?

Goodarzi: Our job — and Credit Karma does this very well today — is to make things drop-dead simple so that the consumer is making a choice of what’s right for them in a very, very transparent fashion. Making sure it’s easy and seamless and intuitive will always be the goal. With that said, part of what the two companies are separately already doing — and when we bring them together, it’ll just simply accelerate it — is educating consumers on how to improve their credit rating. At the end of the day, your credit rating drives what you’re able to get and at what interest rates, so helping them understand the utilization on credit cards, helping them understand making payments on time, helping them set goals around making all their payments on time. Those types of things are what teaches consumers what they should be doing so that they can improve the health of their financial life. That’s part of what we will continue to do and accelerate doing beyond just connecting people to financial products, is educating them so that they can ultimately improve the health of their life.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements and information usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, without limitation, the following: failure to obtain required regulatory approvals in a timely manner or otherwise; failure to satisfy any closing conditions to the proposed acquisition of Credit Karma, Inc.; risks associated with tax liabilities or changes in U.S. federal tax laws or interpretations to which the proposed transaction with Credit Karma, Inc. or parties thereto are subject; failure to successfully integrate any new business; failure to realize anticipated benefits of any combined operations; unanticipated costs of acquiring or integrating Credit Karma, Inc.; potential impact of announcement or consummation of the proposed acquisition on relationships with third parties, including employees, customers, partners and competitors; inability to retain key personnel; changes in legislation or government regulations affecting the acquisition or the parties; and economic, social or political conditions that could adversely affect the acquisition or the parties. More details about these and other risks that may impact our business are included in our Form 10-K for fiscal 2019 and in our other SEC filings. You can locate these reports through our website at http://investors.intuit.com. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

Intuit will file with the SEC a registration statement on Form S-4, which will include the prospectus of Intuit (the “prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTUIT, CREDIT KARMA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC on Intuit’s website at http://investors.intuit.com.